





Kwane Watson · 3rd

CEO at Kare Mobile Inc

Louisville, Kentucky, United States · **Contact info**

500+ connections

 Kare Mobile Inc

University of Kentucky

Experience

Kare Mobile Inc
22 yrs 8 mos

Founder & CEO
Full-time
May 2017 – Present · 4 yrs 10 mos
Louisville, Kentucky

Kare Mobile enables turnkey, mobile concierge dentistry through its network of dentist and hygienist licensees across the United States. Our affordable startup program helps new practices launch affordably and quickly, and our robust dental support services help to ensure they operate efficiently and profitably. Most importantly, Kare patients receive comprehensive, safe and ultra convenient treatment. We are not only disrupting the dental industry, but are also improving access to dental care for millions of Americans!

🔗 **Kare Mobile**

dentist
Part-time
Jul 1999 – Present · 22 yrs 8 mos
Louisville, Kentucky, United States

Education

 **University of Kentucky**
Doctor of Medicine in Dentistry (DMD), Dentistry, Undergraduate – Dental Degree
1991 – 1999
Activities and Societies: Member – Kapa Alpha Psi Fraternity

Volunteer experience

 **President**
Kentucky Dental Society
Health

The Kentucky Dental Society is a chapter of The National Dental Association promotes oral health equity among people of color by harnessing the collective power of its members, advocating for the needs of and mentoring dental students of color, and raising the profile of the profession in our communities. https://ndaonline.org/

 **President**
American Mobile and Teledentistry Dentistry Alliance
Health

The American Mobile & Teledentistry Alliance is the leading resource for dental organizations, professionals, and affiliated partners. Centered around the four core pillars of dialogue, support, collaborate, and lead, the mission of the alliance is to:

Enable a community of critical thought and discussion
Promote and support common initiatives
Facilitate strategic partnerships
Empower the mobile professional

https://www.amda.net/

 **Advisory Board**
Dentistry IQ
Health

DentistryIQ is a leading source of information that helps dental professionals achieve excellence in their positions, whether that position is dentist, dental practice owner, dental hygienist, dental office manager, dental assistant, or dental school student.
https://www.dentistryiq.com/